[MTM Letterhead]

            March 20, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	MTM Technologies, Inc. Registration Statement Nos. 333-128434 and 333-131089

Dear Sirs and Madams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MTM Technologies, Inc. (the “Company”) hereby respectfully requests that the above referenced registration statements (the ‘Registration Statements”) be declared effective on March 21, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff of the Securities and Exchange Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statements; and

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments you may have regarding the Registration Statements to John Kohler at (203) 975-3775 or Tammy Fudem (212) 603-2361.

Thank you for your attention to this matter.

MTM TECHNOLOGIES, INC.
By:	/s/ Francis J. Alfano
Name: Francis J. Alfano Title: CEO